SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of April, 2003 .

                             HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

             Form 20-F    X        Form 40-F
                       -------               -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                     No    X
                  -------                -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                        Hilton Petroleum Ltd.
                                                        (Registrant)

Date   April 28, 2003                                 By  /s/ Nick DeMare
     --------------------                                  ---------------------
                                                           (Signature)
                                                           Nick DeMare, Director

1 Print the name and title of the signing officer under his signature.

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                              HILTON PETROLEUM LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                       Tel: 604-685-9316 Fax: 604-683-1585
                         TSX Venture: HPM / OTCBB: HPMPF
                        Web Site: www.hiltonpetroleum.com

--------------------------------------------------------------------------------


NEWS RELEASE                                                      APRIL 28, 2003

                               3RD QUARTER RESULTS

In accordance with National Instrument 54-102, the Company provides the interim financial results of the Company for the quarter ended February 28, 2003. All figures are expressed in United States dollars.



                                                                 Threee Months Ended              Nine Months Ended
                                                                    February 28,                     February 28,
                                                           ------------------------------   ------------------------------
                                                              2003             2002            2003             2002
                                                                $               $                $                $
REVENUES

Petroleum and natural gas sales                                        -           25,855          83,780          192,804
                                                           -------------    -------------   -------------    -------------
OTHER EXPENSES

Production                                                             -           22,849          54,817           91,170
General and administrative                                       115,780          445,062         473,599          973,637
Depreciation, depletion and impairment                          (119,066)         113,607       4,650,704       14,481,198
Research, development and marketing                               13,241                -         195,088                -
Due diligence                                                    159,708                -         159,708                -
                                                           -------------    -------------   -------------    -------------
                                                                 169,663          581,518       5,533,916       15,546,005
                                                           -------------    -------------   -------------    -------------
OPERATING LOSS                                                  (169,663)        (555,663)     (5,450,136)     (15,353,201)
                                                           -------------    -------------   -------------    -------------
OTHER INCOME (EXPENSES)

Interest and other income                                         15,240            6,922          38,753           45,914
Interest expense on long-term debt                               (61,524)        (171,581)       (352,986)        (519,326)
Loss on sale of investment                                             -                -               -          (73,484)
Write-down of investment                                               -         (575,000)              -         (575,000)
                                                           -------------    -------------   -------------    -------------
                                                                 (46,284)        (739,659)       (314,233)      (1,121,896)
                                                           -------------    -------------   -------------    -------------
LOSS FOR THE PERIOD                                             (215,947)      (1,295,322)     (5,764,369)     (16,475,097)
                                                           =============    =============   =============    =============
LOSS PER SHARE - BASIC AND DILUTED                                $(0.05)          $(0.35)         $(1.28)          $(4.53)
                                                           =============    =============   =============    =============

Operations
----------
Effective November 30, 2002, the Company wrote-off its net investments in Hilton Petroleum Inc. and STB Energy Inc. (collectively the "Petroleum Subsidiaries"), two wholly-owned United States subsidiaries which held all of the Company's petroleum and natural gas interests. Accordingly, on November 30, 2002, the Company ceased to record the activities of the Petroleum Subsidiaries. During the nine months ended February 28, 2003, the Company recorded a total $4,650,704 to reflect the depreciation, impairment and write-off of the Company's net investments in the Petroleum Subsidiaries.

Hilton Petroleum Ltd.
April 29, 2003
News Release, Page 2


General and administrative costs decreased by $500,038, approximately 51% ,from $973,637 in 2002 to $473,599 in 2003. The decrease in general and administrative costs in 2002 occurred primarily due to the reduced operations as a result of the Company's termination of its current petroleum and natural gas operations, reduced financial resources and the closure of the Bakersfield office. All discretionary costs are being reduced or eliminated where possible.

During 2002, the Company identified a number of business opportunities in the development of certain proprietary software technologies employing "artificial intelligence". The research and development of the proprietary software programs were contracted out to arm's-length parties. During the period ending February 28, 2003, $341,470 was expended in relation to this business. To date, the Company has been unable to generate any substantial revenues from these activities.

Since June, 2002, the Company has been investigating the possible acquisitions of mineral properties in China and Mongolia. To date, the vendors have been unable to provide satisfactory evidence of title and the Company wrote- off $159,708 of due diligence and related costs.

Interest expense on long-term debt increased by $166,340, approximately 32% from $519,326 in 2002 to $352,986 in 2003. The interest expense for 2003 includes $161,710 which was paid to the Company's debenture holders who converted their debentures into common shares of the Company.

Liquidity and Capital Resources
-------------------------------
As at February 28, 2003, the Company had a working capital deficiency of $949,009, including $1,190,018 of debentures which become due in January 2004. The Company has sought the debenture holders' consents to settlement of all their outstanding debt via common shares. A formal proposal has not been made but the Company is seeking co-operation from the debenture holders. Settlement of this debt is seen as a pre-requisite to any future financing or acquisition. The Company is currently not generating sufficient cash flow from its operations to meet ongoing corporate overhead and to discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt and interest repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations. Unless the Company is able to obtain additional financings, it does not have sufficient working capital to continue funding the proprietary software activities or pursue other business opportunities.

Directors
---------
During the quarter ended February 28, 2003, Mr. Neil Darling tendered his resignation as a director.

ON BEHALF OF THE BOARD

/s/ Donald W. Busby
-------------------------
Donald W. Busby, Chairman


Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


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